Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 8, 2016

VIA EDGAR TRANSMISSION

Ms. Alison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (“MPS” or the “Acquiring Trust”)
File No.: 333-211616

Dear Ms. White:

The purpose of this letter is to respond to the additional comments provided on July 7, 2016 regarding MPS’ Registration Statement on Form N-14 (the “Registration Statement”) and MPS’ response to comments provided on June 20, 2016.  The Registration Statement contains a Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”) that reflects a proposal to shareholders of The Large-Cap Growth Equity Portfolio, The Focus Smid-Cap Growth Equity Portfolio and The Select 20 Portfolio (each a “Target Fund” and collectively, the “Target Funds”), each a series of Delaware Pooled® Trust (the “Target Trust”), to reorganize into the Jackson Square Large-Cap Growth Fund, the Jackson Square SMID-Cap Growth Fund and the Jackson Square Select 20 Growth Fund (each an “Acquiring Fund” and collectively, the “Acquiring Funds”), each a series of MPS.

For your convenience in reviewing the responses, the comments and suggestions received are included in bold typeface immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Acquiring Trust hereby states the following:

1.
MPS acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and MPS and its management are solely responsible for the content of such disclosure;

2.
MPS acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
MPS acknowledges that should the SEC or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

4.
MPS acknowledges that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve MPS from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

5.
MPS represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person; and

6.
MPS represents that should the SEC or the staff declare the Registration Statement effective, MPS may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

MPS responds to the comments as follows:

General Comments

1.
If MPS intends to request acceleration of the effective date of the Registration Statement, please revise the Tandy representations above to add the following language: “Should the SEC or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing; the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve MPS from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and MPS may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.”

MPS responds by making the requested change to the Tandy representations above.  In addition, MPS undertakes to include such representations in a request for acceleration filed with the first pre-effective amendment to the Registration Statement.

2.
Please revise footnote 1 to the table on page 8 of the Registration Statement so that the footnote references the fiscal year ending October 31, 2016 rather than the fiscal year ending October 31, 2017.

MPS responds by making the requested change.

3.
MPS responded to comment number 14 provided on June 20, 2016 by stating that “Jackson Square Partners, LLC (“JSP”) views information technology, healthcare, consumer discretionary, financials and utilities as sectors and the sub-categories identified in the Registration Statement as industries within those sectors” and “Each of the sub-categories identified in the Registration Statement is classified as an industry by GICS under a broader sector grouping of related industries.” Please state supplementally whether JSP considers any of the sub-categories identified in the Registration Statement, taken together to be a “group of industries” for purposes of the Acquiring Funds’ fundamental investment restriction prohibiting concentration in any one industry or group of industries.

MPS responds supplementally that it does not consider any grouping of sub-categories identified in the Registration Statement, taken together, to be a group of industries for purposes of the Acquiring Funds’ fundamental investment restriction against industry concentration.  JSP believes the primary economic characteristics of each sub-category are materially different such that it does not consider any of the sub-categories to be a “group of industries.”

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc: Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.